UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): [ ] ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

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Quarterly Business Review by Management for the

Quarter Ended December 31, 2016

TABLE OF CONTENTS

Item 1. Selected Financial Data:	3

Item 2. Quarterly Business Review	8

Item 3. Quantitative and Qualitative Disclosures About Market Risks	14

Signatures	16

2

ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	December 31,	March 31,
	2016	2016
	(Unaudited)	(Audited)
ASSETS	$	$
Current assets
Cash and cash equivalents	372,499	472,317
Accounts receivable, net	148,958	58,307
Investment tax credits receivable	67,373	281,644
Other tax credits	109,021	84,652
Prepaid expenses	13,603	24,959
	711,818	921,879

Investment	113,205	116,414
Property and equipment, net	25,399	26,317
	850,422	1,064,610
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	24,704	9,161
Accrued liabilities	11,483	41,518
Deferred revenue	90,966	110,969
	127,153	161,648
Deferred rent	8,742	11,035

Shareholders' equity:
Preferred shares, no par value, non-cumulative	-	-
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2016 and March 31, 2016.	-	-
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2016 and March 31, 2016.
Common shares, no par value, voting,
Unlimited authorized shares; 161,875,077 shares issued and outstanding as at December 31, 2016 and 157,709,851 as at March 31, 2016.	19,484,482	19,484,482
Additional paid-in capital	2,960,789	2,960,789
Accumulated deficit	(21,397,726)	(21,213,270)
Accumulated other comprehensive income	(333,018)	(340,074)
	714,527	891,927
	850,422	1,064,610

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ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended December 31, 2016	Three months ended December 31, 2015	Nine months ended December 31, 2016	Nine months ended December 31, 2015
	$	$	$	$
Revenue
Mobile	49,508	54,236	149,400	103,346
Software	1,893	14,733	19,395	36,137
Software maintenance and consulting	100,883	103,626	275,976	358,309
Total revenue	152,284	172,595	444,771	497,792

Operating expenses
Cost of revenue	4,727	11,720	14,181	61,524
Selling, general and administrative	121,751	167,378	518,603	612,857
Research and development	25,905	97,746	178,602	351,872
Total operating expenses	152,383	276,844	711,386	1,026,253

Income (loss) from operations	(99)	(104,249)	(266,615)	(528,461)
Other income (expense):
Other income	-	-	582	-
Gain on disposition of assets	-	-	(383)	(185)
Interest income, net	4,634	10,721	17,021	43,120
Total other income	4,634	10,721	17,220	42,935
Net income (loss) before income taxes	4,535	(93,528)	(249,395)	(485,526)
Income tax benefit	-	37,302	64,939	139,843
Net income (loss)	4,535	(56,226)	(184,456)	(345,683)

Basic and fully diluted income (loss) per share	0.000	(0.000)	(0.001)	(0.002)
Weighted average number of shares outstanding	159,855,228	150,826,544	158,424,977	147,180,030

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ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Nine months ended December 31, 2016	Nine months ended December 31, 2015
	$	$
OPERATING ACTIVITIES
Net income (loss)	(184,456)	(345,683)
Items not involving cash:
Depreciation of property and equipment	7,503	6,587
Stock-based compensation	15,272	35,707
Changes in operating working capital
Decrease (increase) in accounts receivable	(90,651)	(23,932)
Decrease (increase) in investment tax credits receivable	189,538	173,727
Decrease (increase) in prepaid expenses	11,356	11,619
Increase (decrease) in accounts payable	15,543	(12,971)
Increase (decrease) in deferred rent	8,742	10,963
Increase (decrease) in accrued liabilities	(30,035)	(37,933)
Increase (decrease) in deferred revenue	(20,003)	(67,530)
Cash flows provided by operating activities	(77,191)	(249,446)

INVESTING ACTIVITIES
Purchase of property and equipment	(6,585)	(5,597)
Purchase of an investment	-	(108,316)
Cash flows used in investing activities	(6,585)	(113,913)

FINANCING ACTIVITIES	-	-
Cash flows provided by financing activities	-	-

Effect of changes in exchange rates on cash	(16,042)	(109,319)

Increase (Decrease) in cash	(99,818)	(472,678)
Cash, beginning of period	472,317	1,028,381
Cash, end of period	372,499	555,703

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BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2016 has been derived from our audited consolidated financial statements for the year ended March 31, 2016. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2016 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month and nine month periods ended December 31, 2016 are not necessarily indicative of the results to be expected for the full year.

INVESTMENT

Investments and long term deposits	Original Cost	Carrying Value
Seregon	95,147	-
CP4H	187,367	-
LW Capital Pool	10,290	-
HostedBizz	1,005	745
Equispheres	111,990	111,715
NuvoBio	762	745

On October 21, 2009, ZIM Corporation made a $95,147 investment in Seregon Solutions Inc.

The investment consisted of the purchase of 61,480 common shares and 69,677 warrants. Depending on the fiscal 2010 results of Seregon each warrant was convertible, at no cost to ZIM, to a portion of a common share or would have expired with no action. The warrants converted during fiscal 2011 and ZIM gained an additional 69,677 common shares to a total of 131,157. With the additional shares provided to ZIM, ZIM did not gain significant influence, or control, over Seregon.

Due to a significant downturn in the business outlook for Seregon, ZIM has determined that this investment is fully impaired and, on March 31, 2013, has taken an impairment charge equal to the full value of the investment.

On June 29, 2011, ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd. The investment consisted of the purchase of 200 common shares at a price of $187,367.

Connecting People for Health Co-operative Ltd. (CP4H) is owned by a large and varied base of co-operatives and Credit Unions that span Atlantic Canada. CP4H has created HealthConnex as a healthcare service for its members. CP4H has been promoting and working toward a more user-driven health care system since it was founded in 2006 by the co-op and credit union sector.

HealthConnex is a health portal providing tools for patients to drive positive change in the health care system, from the patient up. The HealthConnex internet portal provides convenient services and a pay engine that allow patients to connect with their health care team in new and innovative ways. In addition, HealthConnex purchased Benneworth Advanced Systems and the Medical Office Manager product (MOM) which was developed using ZIM's core database technology and language.

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ZIM's investment in CP4H is strategic in nature as it provides the company with indirect access to the 1800 medical professionals using MOM and future product opportunities.

The equity interest in CP4H by ZIM is less than 10% and ZIM has no significant influence, over the corporate decisions of CP4H at this time. Based on these facts the investment has been accounted for using the cost method.

Due to material changes in the business outlook for CP4H, ZIM has determined that this investment is fully impaired and, on March 31, 2014, has taken an impairment charge equal to the full value of the investment net of the foreign exchange impact.

On April 3, 2014 LW Capital Pool Inc. (“LWCPI”) completed a reverse takeover transaction with Tweed Marijuana Inc. (“Tweed”) and in exchange for its investment in LWCPI ZIM received 20,000 shares of Tweed. Because the business of Tweed is not part of the business ZIM is pursuing, ZIM has categorized the shares of Tweed as available for sale subsequent to year-end.

On April 11, 2014 the Company sold its shares of Tweed of a net gain of $71,842 Canadian Dollars, which at the prevailing exchange rate of 1.0979 equals $65,436 United States Dollars. Transaction fees amounted to $727.

On April 30, 2015, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 250,000 common shares at a price of $20,042.

On August 26, 2015, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 500,000 common shares at a price of $91,948

Equispheres Inc. is an advanced materials company developing new technologies for the production of metallic particles for use in additive manufacturing.

In April 2016 the company launched a wholly owned subsidiary, NuvoBio Corporation (formerly GeneSpans Corporation) focused on developing intellectual property and advancing research and development in the areas of new synthetic drugs and immunotherapies for cancer treatment.

NuvoBio has signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes and companies. The company is currently funding research and development projects in the following areas:

•	Implementing unique molecular interaction & analytics using supercomputing technologies to design small peptide drugs that bind to target proteins for cancer therapies; and
•	The development of bi-specific immunology therapies for the treatment of kidney cancer.

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ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenues expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include, without limitation, foreign exchange risk, credit risk, fair value risks and key personnel risk and the other risks set forth under “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2016, and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " in this Form 6-K and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2016, as well as those discussed elsewhere in this Form 6-K and our Form 20-F. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements contained in this Form 6-K speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three-month and six-month periods ended September 30, 2016 and 2015.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

In this Item 2, references to “we”, “our”, “ZIM, “the Company” and similar terms refer to ZIM.

EXECUTIVE SUMMARY

Revenue for the quarter ended December 31, 2016 was $152,284 a decrease from $172,595 for the quarter ended December 31, 2015. The decrease in revenue resulted from decreases in our software, maintenance and consulting segments caused by the continued decline of business in Brazil combined with declines in the SMS messaging segment.

Net income for the quarter was $4,535, as compared to a net loss of $56,226 for the quarter ended December 31, 2015. On a year to date basis net loss was $184,456 as of December 31, 2016 as compared to net loss of $345,683 for the same period in 2015. The net loss is a reflection of decreased revenues as stated above and is offset by decreases in research and development expenses, cost of revenue and the effects of previously reported workforce reductions.

ZIM had cash and cash equivalents of $372,499 at December 31, 2016 as compared to cash and cash equivalents of $472,317 at March 31, 2016.

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BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  SMS will continue to provide a revenue within the mobile segment of operations.

In fiscal 2016, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging product lines. Going forward, ZIM will evaluate the viability of the enterprise database market and make adjustments as may be required.

Due to the continued decline of the Brazilian economy and subsequent decline in ZIM’s business activity in Brazil, on August 8, 2016 the Company undertook workforce reduction measures in order to rationalize expenses to bring them in line with revenue expectations.

In April 2016, ZIM incorporated a wholly owned subsidiary called GeneSpans Corporation. GeneSpans will fund research into genetic therapy solutions. Genespans name was changed to NuvoBio Corporation on August 25, 2016.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2016.

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2016 COMPARED TO THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2015

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three and nine months ended December 31, 2016 and 2015. The information for the three months and nine months ended December 31, 2016, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2016, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance. All financial information is prepared in accordance with United States GAAP and is stated in US dollars.

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REVENUES

	Three months ended December 31, 2016	As a %	Three months ended December 31, 2015	As a %
	$		$
Bulk SMS	49,508	33	54,236	31
	49,508	33	54,236	31

Software	1,893	1	14,733	9
Maintenance and consulting	100,883	66	103,626	60
	102,776	67	118,359	69

Total Revenue	152,284	100	172,595	100

	Nine months ended December 31, 2016	As a %	Nine months ended December 31, 2015	As a %
	$		$
Bulk SMS	149,400	34	103,346	21
	149,400	34	103,346	21

Software	19,395	4	36,137	7
Maintenance and consulting	275,976	62	358,309	72
	295,371	66	394,446	79

Total Revenue	444,771	100	497,792	100

Total revenues for the three months ended December 31, 2016 were $152,284 as compared to $172,595 for the three months ended December 31, 2015. Total revenues for the nine months ended December 31, 2016 were $444,771 as compared to $497,792 for the nine months ended December 31, 2015. This quarter over quarter decrease of $20,311 (12%) and the year-to-date decrease of $53,021 (11%) in revenues are mainly attributable to a decrease in our software, maintenance and consulting segments caused by the continued decline of business in Brazil.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenue from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have decreased from $118,359 to $102,776 for the quarters ended December 31, 2016 and 2015, respectively. On a year-to-date basis revenues have decreased from $394,446 for the first nine months of fiscal 2016 to $295,371 for the first nine months of fiscal 2017. The year to date and quarter decrease in revenue are mainly due to the declining economy in Brazil and subsequent decline in our business activity in Brazil.

We will continue to allocate resources to the maintenance and development of our database products while we continue to generate revenues from this product line. Going forward, ZIM will evaluate the viability of the enterprise database market and make adjustments as may be required.

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BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependent on sending large quantities of messages on stable cost effective telecommunication routes. For the quarter ended December 31, 2016, we experienced a decrease in revenues from $54,236for the period ended December 31, 2015, to $49,508. We experienced a year-to-date revenue increase from $103,346 for the nine months ended December 31, 2015, to $149,400 for the nine months ended December 31, 2016. In general, bulk messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators. Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenues during the remainder of fiscal 2017.

OPERATING EXPENSES

	Three months ended December 31, 2016	Three months ended December 31, 2015	Period to period change
	$	$	$

Cost of revenue	4,727	11,720	(6,993)
Selling, general and administrative	121,751	167,378	(45,627)
Research and development	25,905	97,746	(71,841)
	152,383	276,844	(124,461)

	Nine months ended December 31, 2016	Nine months ended December 31, 2015	Period to period change
	$	$	$

Cost of revenue	14,181	61,524	(47,343)
Selling, general and administrative	518,603	612,857	(94,254)
Research and development	178,602	351,872	(173,270)
	711,386	1,026,253	(314,867)

COST OF REVENUE

	Three months ended December 31, 2016	Three months ended December 31, 2015
	$	$
Mobile
Revenue	49,508	54,236
Cost of revenue	(412)	(1,587)
Gross margin	49,096	52,649

Gross margin percentage	99%	97%

Software
Revenue	102,776	118,359
Cost of revenue	(4,315)	(10,133)
Gross margin	98,461	108,226

Gross margin percentage	96%	91%

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	Nine months ended December 31, 2016	Nine months ended December 31, 2015

Mobile
Revenue	149,400	103,346
Cost of revenue	(3,481)	(4,802)
Gross margin	145,919	98,544

Gross margin percentage	98%	95%

Software
Revenue	295,371	394,446
Cost of revenue	(10,700)	(56,722)
Gross margin	284,671	337,724

Gross margin percentage	96%	86%

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended December 31, 2016 and December 31, 2015 were $121,751 and $$167,378, respectively. On a year to date basis, expenses have decreased from $612,857 for the first nine months of fiscal 2017 to $518,603 for the first nine months of fiscal 2016. The decrease in selling, general and administrative relates to decreased stock based compensation and workforce reductions.

STOCK-BASED COMPENSATION

For the three months ended December 31, 2016 and December 31, 2015, we recognized compensation expense for employees and consultants of $14,426 and $2,612, respectively. On a year-to-date basis stock-based compensation has decreased from $35,707 for the first nine months of fiscal 2016 to $15,272 for the first nine months of fiscal 2017. The Company does not have any non-vested awards outstanding.

On November 14, 2016, the Company issued 4,165,226 common shares to executive officers and directors in lieu of option based compensation for services provided. 635,850 shares were issued to Dr. Michael Cowpland, 3,130,000 shares were issued to a holding company controlled by Mr. James Stechyson and 399,376 shares were issued to a holding company controlled by Mr. John Chapman. Our common share trading price at the time of the issue was $0.0035 and compensation expense of $14,426 was recognized.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended December 31, 2016 and 2015 were $25,905 and $97,746, respectively. On a year to date basis, research and development expenses have decreased from $351,872 for the first nine months of fiscal 2016 to $178,602 for the first nine months of fiscal 2017 and are reflective of decreased labor costs due to staff reductions.

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LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2016, ZIM had cash and cash equivalents of $372,499 and working capital of $584,665, as compared to cash and cash equivalents of $472,317 and working capital of $760,231 at March 31, 2016. This decrease in cash position principally reflects loses in fiscal 2016 and 2017.

Cash flows for the fiscal periods were as follows:

	Nine months ended December 31, 2016	Nine months ended December 31, 2015
	$	$
Cash flows provided by (used in) operating activities	(77,191)	(249,446)
Cash flows used in investing activities	6,585	113,913
Cash flows provided by financing activities	-	-

At December 31, 2016, the Company had a working capital line from its principal banker for approximately $37,238 in addition to a cash and cash equivalent balance of $372,499. Management believes that these funds, together with cash from on-going operations, may not be sufficient to fund existing operations for the next 12 months. Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

On January 19, 2017, ZIM undertook a corporate action to consolidate its outstanding common shares on the basis of one post-consolidation common share for every twenty pre-consolidation common shares. There are 8,093,554 issued and outstanding common shares after giving effect to the consolidation.

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ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $372,499 are comprised of $123,058 in cash and $249,441 in cash equivalents. The cash equivalents of $249,441 at December 31, 2016 (349,519 at March 31, 2016) are comprised of:

Held in Canada:

CIBC Wood Gundy at 1.25% - $153,881 ($206,617 CDN) – Payable on demand

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $95,560 - No Maturity. These deposits are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	December 31, 2016	March 31, 2016

Canadian dollars	239,045	165,874
US dollars	34,395	17,292
Brazilian reals	521,066	1,161,324

Accounts receivable include the following amounts receivable in their source currency:

	December 31, 2016	March 31, 2016

Canadian dollars	119,776	20,113
US dollars	31,185	8,970
Brazilian reals	92,994	120,097

Accounts payable include the following amounts payable in their source currency:

	December 31, 2016	March 31, 2016

Canadian dollars	30,372	9,729
US dollars	1,847	1,661
Brazilian reals	772	-

Accrued liabilities include the following accruals in their source currency:

	December 31, 2016	March 31, 2016

Canadian dollars	4,079	41,674
Brazilian reals	27,488	33,333

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

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CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	December 31, 2016	March 31, 2016

Canada	60%	27%
North America, excluding Canada	21%	15%
South America	19%	58%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

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SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
February 15, 2017	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
February 15, 2017	/s/ John Chapman John Chapman, Chief Financial Officer

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